UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒    Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐    No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐    No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q13

Investor Relations

QUARTERLY REPORT

Consolidated Information and Earnings (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the third quarter of 2013.

Oi S.A. | www.oi.com.br/ir

3Q13

•	In 3Q13 Oi’s net revenue increased 0.8% year-over-year (3Q13 over 3Q12), totaling R$7.1 billion, mainly as a result of higher Personal Mobility service revenue underpinned by pre-paid recharges and data growth, together with expansion of pay TV and broadband in the Residential segment.

•	EBITDA totaled R$2.1 billion in the quarter, increasing 19% sequentially, as a result of the first impacts from the Company’s focus on financial discipline and operational efficiency.

•	Operational cash flow (EBITDA minus Capex) amounted to R$599 million in the quarter, presenting a significant year-over-year and sequential improvement.

•	Net debt stood at R$29,3 billion, declining 0.7% when compared to the previous quarter.

•	Revenue Generating Units (RGUs) grew 2.2% over 3Q12 and remained stable in the quarter, totaling 74.9 million at the end of September 2013.

Consolidated Results

	3Q13	3Q12	2Q13	YoY	QoQ	9M13	9M12	YoY
Oi S. A. Pro-Forma
Revenue Generating Unit (’000)	74,873	73,265	74,757	2.2%	0.2%	74,873	73,265	2.2%
Residential	18,336	18,189	18,438	0.8%	-0.6%	18,336	18,189	0.8%
Personal Mobility	47,337	45,568	46,896	3.9%	0.9%	47,337	45,568	3.9%
Business / Corporate	8,542	8,782	8,755	-2.7%	-2.4%	8,542	8,782	-2.7%
Public Telephones	657	726	667	-9.5%	-1.5%	657	726	-9.5%

Net Revenue (R$ million)	7,099	7,041	7,073	0.8%	0.4%	21,213	20,752	2.2%
Residential	2,564	2,490	2,578	3.0%	-0.5%	7,697	7,385	4.2%
Personal Mobility	2,330	2,305	2,255	1.1%	3.3%	6,901	6,640	3.9%
Business / Corporate	2,106	2,134	2,154	-1.3%	-2.2%	6,339	6,315	0.4%
VAS and Others	99	112	86	-11.6%	15.1%	276	412	-33.0%
EBITDA (R$ million)	2,139	2,190	1,797	-2.3%	19.0%	6,087	6,357	-4.3%
EBITDA Margin (%)	30.1%	31.1%	25.4%	-1.0 p.p.	4.7 p.p.	28.7%	30.6%	-1.9 p.p.
Net Earnings (R$ million)	172	587	-124	-70.7%	n.m.	310	1,378	-77.5%

Net Debt (R$ million)	29,295	24,483	29,489	19.7%	-0.7%	29,295	24,483	19.7%
Available Cash (R$ million)	4,758	6,905	4,092	-31.1%	16.3%	4,758	6,905	-31.1%
CAPEX (R$ million)	1,540	2,007	1,506	-23.3%	2.3%	4,736	4,458	6.2%

Note:	(1)	Net income in 9M12 refer to two months of results from the former BrT and seven months from Oi S.A.
	(2)	SMEs: small and medium enterprises.

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Net Revenue:

Year-over-year net revenue growth driven by the Residential and Personal Mobility segments

Table 1 – Breakdown of Net Revenue

	Quarter					9 Months			%
R$ million	3Q13	3Q12	2Q13	YoY	QoQ	9M13	9M12	YoY	3Q13	3Q12
Residential	2,564	2,490	2,578	3.0%	-0.5%	7,697	7,385	4.2%	36.1%	35.4%
Personal Mobility	2,330	2,305	2,255	1.1%	3.3%	6,901	6,640	3.9%	32.8%	32.7%
Services	1,679	1,562	1,595	7.5%	5.3%	4,871	4,596	6.0%	23.6%	22.2%
Network Usage	554	608	532	-8.9%	4.1%	1,656	1,750	-5.4%	7.8%	8.6%
Sales of handsets, sim cards and others	97	135	128	-28.1%	-24.2%	374	294	27.2%	1.4%	1.9%
Corporate / SMEs	2,106	2,134	2,154	-1.3%	-2.2%	6,338	6,315	0.4%	29.7%	30.3%
Other Services	99	112	86	-11.6%	15.1%	277	412	-32.8%	1.4%	1.6%
Public Phone	10	7	7	42.9%	42.9%	19	52	-63.5%	0.1%	0.1%
VAS and Others	90	105	80	-14.3%	12.5%	258	361	-28.5%	1.3%	1.5%

Total Net Revenue	7,099	7,041	7,073	0.8%	0.4%	21,213	20,752	2.2%	100.0%	100.0%

Note: Results for 9M12 are pro forma.

Third-quarter net revenue totaled R$7.1 billion, up 0.8% over the same period last year, mainly driven by: (i) the residential segment, as result of the increased customer base of pay TV and fixed broadband in the period and (ii) the personal mobility segment, which presented a 7.5% growth y-o-y in services revenues, driven by the improving volume of recharges and the increasing data usage.

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    Residential

	3Q13	3Q12	2Q13	YoY	QoQ
Residential
Net Revenue (R$ million)	2,564	2,490	2,578	3.0%	-0.5%
Revenue Generating Units (RGU) - (‘000)	18,336	18,189	18,438	0.8%	-0.6%
Fixed Line in Service	12,091	12,610	12,242	-4.1%	-1.2%
Fixed Broadband	5,336	4,975	5,296	7.3%	0.8%
Pay TV	909	604	900	50.5%	1.0%
ARPU Residential (R$)	70.7	65.8	70.2	7.4%	0.7%

Focus on quality of the customer base with sustainable revenue growth

Net revenue from the Residential segment totaled R$2.6 billion in 3Q13, up 3.0% compared to 3Q12, reflecting the continued increase in sales of bundled services (specially with broadband and pay TV), increasing the base of residences with more than one Oi’s product, contributing to greater customer loyalty and profitability. In addition, upselling activities also contributed to the increase in revenue, both in terms of broadband, supported by improvements to the network in order to offer higher speeds, as well as pay TV, with the offer of pay-per-view, movies and premier channels, among others. As a result, residential ARPU reached R$70.7 in 3Q13, up 7.4% from the R$65.8 recorded in 3Q12 and up 0.7% on the previous quarter.

Given the current macroeconomic scenario (the weakened pace of the economy, declining consumer confidence and rising bad debt rates) and the Company’s focus on financial discipline, since 2Q13 Oi has adopted a more conservative business strategy, adjusting its credit policies and revising its sales processes. This change is aimed at improving the quality of the customer base and, consequently, the bad debt and disconnection rates, in order to increase profitability. As a result, there was a reduction in gross additions, which was offset by a decline in churn in this segment.

Oi closed the quarter with 18,336 thousand RGUs in the Residential segment, equivalent to year-over-year growth of 0.8%, resulting from the expansion of pay TV (+50.5%), mainly as a result of Oi’s unique introductory offer in this market, as well as, the growth in fixed broadband (+7.3%) and the maintenance of low fixed line disconnections levels. In addition, the partnership with Portugal Telecom has brought various process improvements to the allocation of resources, given the similarity between PT’s and Oi’s operational infrastructure.

Volume of net disconnections in the wireline base remained under control

At the end of 3Q13, Oi had 12,091 thousand wireline clients in the Residential segment. The Company maintained the low level of churn in historical terms, with net disconnections of 520 thousand fixed lines in the last 12 months.

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The Company continues to implement initiatives focused on cross selling and retention in order to maintain the wireline disconnection levels under control. Those initiatives basically involve offering products that are most suitable to the customer’s current profile. With this in mind, the options offered by Oi’s sales teams include redesigning customers’ wireline plans, selling new broadband subscriptions and pay TV to customers’ bundled services, as well as, offering plans in the personal mobility segment that promote fixed to mobile convergence.

In addition, the increasingly adhesion to under-contract-plans have been other important way to control churn rates. Those plans essentialy offer discounts on monthly bill to costumers who remain in the base for the entire term of their 12-month contract.

Broadband client base grew 7.3% y-o-y, reaching a household penetration of 44% (+5.1 p.p. in 12 months)

Oi ended the third quarter with 5,336 thousand fixed broadband RGUs in the Residential segment, up 7.3% over 3Q12. In the last 12 months, this product’s net additions came to 361,000, which, together with pay TV, drove the increase in Residential RGUs (146,000 RGUs in 12 months). On a quarterly basis, there was a 0.8% increase in broadband RGUs, in line with the previuos quarter, even with the Company’s focus on the quality of its sales.

In 3Q13, the average speed for Residential broadband customers increased 23% y-o-y, from 3.0 Mbps, in 3Q12, to 3.7 Mbps. There was also an increase in the share of RGUs with speeds equal to or greater than 5 Mbps, up 8 p.p. year-over-year, ending September 2013 at 37%. Approximately 17% of broadband RGUs have speeds equal to or greater than 10 Mbps. These advances are the result of Oi’s efforts to increase its ability to retain and profit from its customers, supported by investments to expand the capillarity and capacity of its broadband network and upgrade customer speeds.

Pay TV registered 50.5% y-o-y growth, reaching a household penetration of 7.5%

Oi ended 3Q13 with a pay TV base of 909,000 RGUs, up 50.5% from the same period last year. The quarterly growth rate was 1.0%, reflecting a more conservative business strategy, aligned with the Company’s commitment to quality sales in all segments. The initiatives adopted for the segment included a more restrictive credit policy, changes to the pricing of entry-level packages and changes to the franchise commission policy, conditioning the payment of commissions on timely payments by the customers added.

In relation to the penetration of Oi TV in households with the Company’s products, the percentage at the end of 3Q13 was 7.5%, up 2.8 p.p. from 4.7% in 3Q12. This increase is very important for the retention and loyalty of

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residential customers. In addition, the pay TV segment has strong upselling potential within the Oi portfolio, due to the offer of pay-per-view channels and premier films, among others, which are critical to maintaining sustained residential ARPU growth. Note that Oi TV is a product that has a strong appeal to customers, because it offers an entry-level package with channels in HD at competitive prices.

In June 2013, the satellite leased by Oi (SES-6) to increase its DTH capacity went into orbit. The SES-6 satellite will not only improve signal quality and coverage, but also increase Oi TV’s capacity, allowing it to offer more channels in its programming schedule and include new pay-per-view and interactive services. The additional capacity provided by the SES-6 satellite supports Oi’s pay TV via DTH growth over the medium and long term.

Oi continues to develop the IPTV pilot project through fiber-to-the-home (FTTH) technology, which is available currently in certain neighborhoods in Rio de Janeiro. The offering comprises ultra-broadband connections of up to 200 Mbps and IPTV plans.

Residential ARPU continues to grow on the back of the progressive increase in the number of residences with more than one Oi product

Residential ARPU is calculated by dividing the Residential segment’s total revenue by the average number of households served by Oi. Residential revenue is derived from wireline services, fixed broadband and pay TV.

The Company ended the third quarter with 12,138 thousand homes connected to the network, of which 57%, or 6,950 thousand homes, had more than one Oi product. Residential ARPU increased 7.4% in relation to 3Q12, closing the quarter at R$70.7, resulting from the 5 p.p. y-o-y increase in the share of households with more than one product. This performance resulted from the growth in fixed broadband and pay TV (both in number of RGUs and average revenue per user through upselling), as well as the success of loyalty and retention initiatives in reducing losses in the wireline customer base.

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    Personal Mobility

	3Q13	3Q12	2Q13	YoY	QoQ
Personal Mobility
Net Revenue (R$ million)	2,330	2,305	2,255	1.1%	3.3%
Services	1,679	1,562	1,595	7.5%	5.3%
Network Usage	554	608	532	-8.9%	4.1%
Sales of handsets, sim cards and others	97	135	128	-28.1%	-24.2%
Revenue Generating Units (RGU) - (’000)	47,337	45,568	46,896	3.9%	0.9%
Pre-Paid Plans	40,676	39,483	40,235	3.0%	1.1%
Post-Paid Plans	6,662	6,085	6,661	9.5%	0.0%

Note: Postpaid plans include: High-end postpaid plans; Oi Controle; convergent mobile terminals (Oi Conta Total and Oi Internet Total), and 3G (mini-modem).

Growth in data usage and volume of recharges contributed to the y-o-y revenue increase despite the reduction in interconnection fees and sales of handsets

Net revenue from the Personal Mobility segment totaled R$2.3 billion in 3Q13, up 1.1% on 3Q12.

Service revenue totaled R$1.7 billion at the close of 3Q13, representing an increase of 7.5% over 3Q12. The highlight was data revenue (mobile internet, broadband plans, SMS and value added services), which posted a 58% year-over-year increase, mainly due to the increased penetration of data packages in 2013.

Net revenue from handset sales totaled R$97 million, a year-over-year decrease of R$38 million, resulting from the revision of the subsidy policy, alingned with focus on quality and cash flow protection, which makes more rational the use of this benefit, with a consequent reduction in the sale of handsets.

Oi closed the third quarter with 47,337 thousand RGUs in the Personal Mobility segment, up 3.9% over 3Q12. On a year-over-year basis, this increase was equivalent to 1,769 thousand net additions, of which 577,000 were postpaid RGUs and 1,193 thousand were prepaid.

Postpaid

Oi closed September 2013 with 6,662 thousand postpaid RGUs in the Personal Mobility segment, a 9.5% increase over the same period last year. The postpaid segment represented 14.1% of the Personal Mobility base at the end of 3Q13, which represented an increase over 3Q12 (+13.4%).

The postpaid customer base remained stable in comparison to 2Q13. The company adjusted its credit filters for the acquisition of new postpaid customers, becoming more restrictive in its sales and the provision of subsidies in order to reflect the country’s current macroeconomic scenario and focus on financial discipline. These initiatives are focused on the quality of the sales and a reduced level of churn, seeking to monetize the segment through sustainable growth of the postpaid base.

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The offer of customer loyalty programs have supported the ongoing decline of voluntary churn, both in terms of postpaid customers and customers with mobile access through Oi Conta Total, Oi’s convergent fixed-mobile offer.

Prepaid

The prepaid base ended the third quarter of 2013 with 40,676 thousand RGUs, representing an increase of 3.0%, or 1,193 thousand RGUs, in relation to 3Q12.

Given the Company’s focus on financial discipline and cash generation, the prepaid segment is strategically important due to its intrinsic characteristics, such as: (i) very low relative customer acquisition costs, (ii) no invoice issuance or collection costs, (iii) the absence of bad debt and (iv) the positive impact on working capital. For these reasons, Oi has been focusing on this segment, seeking to increase the use of voice and data by these customers.

The prepaid base is currently concentrated in more active customers who frequently recharge their accounts, demonstrating the Company’s focus on profitable growth.

One of the highlights of 3Q13 was the 8.8% year-over-year increase in the gross recharge volume, the highest level ever, outperforming the 3% increase in the prepaid customer base during the same period. As a result, the average recharge in 3Q13 registered its highest level since 2010, up 6.9% over 3Q12. To support this growth, the company improved the infrastructure for recharging accounts, increasing the capacity from 5,000 to 7,000 transactions per minute.

Mobile data consumption on prepaid lines continues to grow consistently in terms of SMS and mobile internet, as a result of add-on packages that complement customer offerings.

The Company has successfully implemented a platform to manage recharge campaigns, which began as a pilot project in 2Q13. This tool creates, executes and manages customized campaigns for prepaid and Oi Controle customers (one-on-one marketing concept). This new tool enables real time messages being sent to encourage customers to recharge their accounts and purchase add-on packages based on the their profile and context, making the offerings more relevant.

Other important growth drivers in the prepaid segment were Oi’s increased presence in national retail sales points (large retailers) and the expanded network of SIM card and recharge sales points, strengthening customer relations and providing additional convenience. The prepaid segment also presented lower levels of churn in 3Q13, even with the maintenance of the Company’s strict disconnection policy.

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Total Mobile Base

At the end of September 2013, Oi’s mobile customer base (Personal Mobility + Corporate / SMEs) totaled 50,035 thousand RGUs, of which 47,337 thousand in Personal Mobility and 2,698 thousand in Corporate / SMEs. Oi’s gross and net additions totaled 6.1 million and 215 thousand, respectively, in 3Q13.

In the third quarter, the Company took steps to increase its focus on profitable growth with initiatives for the prepaid and Controle segments, such as the continuation of a strict base clean-up policy and targeted direct marketing initiatives, and for the postpaid segment, with a commitment to higher quality sales.

Continued 3G coverage growth and 4G LTE offering

Oi closed the quarter with 3G coverage in 879 municipalities (76% of the urban population), an increase of 99%, or 437 municipalities, over September 2012. This improvement is key to increasing data penetration in the customer base and sustaining consistent revenue growth in the mobile data segment.

Oi already offers the 4G LTE data package in the six cities that hosted FIFA’s Confederations Cup (Rio de Janeiro, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza).

Mobile ARPU

Mobile ARPU takes total mobile revenue (Personal Mobility + Corporate / SMEs) into account as if it were a separate mobile company, which means it includes revenue from the traffic between the mobile and wireline divisions (intercompany). Following the same logic, revenue from mobile long-distance calls in the STFC license (fixed voice concession) is not included in the calculation. The amount is then divided by the average base to calculate the mobile ARPU.

Mobile ARPU was R$20.5 in 3Q13, 7.7% lower than in 3Q12, due to lower interconnection revenue (MTR cuts), partially offset by the growth in data revenue and the increase in the recharge levels of the prepaid base.

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    Corporate / SMEs

	3Q13	3Q12	2Q13	YoY	QoQ
Corporate / SMEs
Net Revenue (R$ million)	2,106	2,134	2,154	-1.3%	-2.2%
Revenue Generating Units (RGU) - (‘000)	8,542	8,782	8,755	-2.7%	-2.4%
Fixed	5,222	5,371	5,306	-2.8%	-1.6%
Broadband	623	581	615	7.2%	1.3%
Mobile	2,698	2,830	2,834	-4.7%	-4.8%

Oi closed 3Q13 with 8,542 thousand RGUs in the Corporate / SME segment, representing a 2.7% decline in relation to 3Q12, reflecting the reductions in wireline and mobile, specially in the SME segment, partially offset by the increase in broadband and data services, particularly in the Corporate segment. The shrinkage of the customer base was mainly consequence of the Company’s strategy to focus on profitability, including the more rational use of handset subsidies, as well as, the reassessment of sales process in seeking a higher quality customer addition mix.

Net revenue totaled R$2.1 billion, down 1.3% (or R$28 million) from 3Q12, mainly due to the reduction in the customer base and regulated wholesale tariffs, partially offset by the increase in corporate contracts.

In 3Q13, Oi presented the corporate and SME market with the second launch phase of its cloud computing services, reinforcing its strategy of helping customers to increase revenue and reduce costs through the use of innovative technology. The new solutions will operate on Oi and Portugal Telecom’s international data center network, including the recently inaugurated Covilhã facility, one of the biggest in the world. Oi’s strategy is to capture synergies with Portugal Telecom and take advantage of its cloud computing expertise to provide more complete services, seeking solutions that are both scalable and available, as well as to reduce costs.

SMEs

The total number of RGUs in the SME segment recorded a decline in 3Q13, mainly due to the more restrictive customer acquisition policy in relation to the mobile base, partially offset by RGU growth in broadband and wireline voice (basic and advanced). As a consequence, SME’s net revenues decreased 4.2% y-o-y.

The Company increased its focus on profitability following the changes in the entry-level offerings in 2Q13, in order to raise the share of high value customers in total sales. It also focused on the profitability of the overall customer base by offering franchise and broadband speed upgrades.

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As a means of improving the quality of sales and, consequently, reducing the segment’s bad debt and disconnection rates, the Company altered its franchise commissioning policy, conditioning the payment of commissions on timely payments by the customers added. This initiative also seeks to improve the quality of the franchises, which are now subject to much stricter oversight. This change resulted in the restructuring of the franchise network based on sales efficiency and quality, which reduced the total number of franchisees. As a result, early churn (non-payment of the first and second monthly bills) has already fallen substantially and there has been an improvement in the sales chain thanks to the avoidance of unnecessary billing, collection and logistics costs.

The increase in the wireline base (voice and broadband) resulted from sales force training programs and improved targeting in the sales and service channels, as well as higher value-added offerings designed to protect the customer base.

The number of RGUs in the wireline base (basic and advanced voice) increased by 2.9% over 3Q12, continuing to consolidate the reversal of the wireline base decline in this segment, despite the more restrictive customer addition policy. The broadband base expanded by 8.3%, underlining the ongoing expansion of the broadband customer base in the SME segment.

The mobile segment fell by 21% year-over-year, reflecting the adverse economic situation, which jeopardized the payment capacity of some SME customers, leading to higher bad debt and, consequently, more involuntary disconnections.

It is worth emphasizing that the Company has reinforced its focus on financial discipline and customer profitability, repositioning its offers and revising its credit policies.

Corporate

In terms of operating performance, the 3Q13 corporate segment highlights were postpaid voice (+13.1%), VPN networking (+23.0%), internet access (+39.0%) and fixed digital trunking (+14.7%), which continued to record substantial growth, underlining the segment’s focus on growing data communication, advanced voice and postpaid services. However, the result was negatively impacted by the insourcing of previously outsourced workers, who were reallocated from the corporate customer base to Oi’s mobile base. The Corporate net revenues recorded an increase of 3.5% y-o-y, driven by the 6.8% increase of data revenue during the same period.

The segment has been subjected to certain changes, both in terms of sales and service portfolio. The subsidy policy has been undergoing restructuring since 2Q13, especially in the mobile service, in line with the Company’s commitment to profitability. In addition, the new cloud service offering, in association with Portugal Telecom, has added additional services to the segment’s cloud computing portfolio, resulting in more complete telecom and IT solutions.

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Oi’s partnership with Portugal Telecom is also aimed at capturing operational synergies in the M2M (Machine-to-Machine) segment. A project is currently under way to use Portugal Telecom’s platform and expertise to improve Oi’s portfolio of solutions in this segment.

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Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

Item - R$ million	3Q13	3Q12	2Q13	YoY	QoQ	9M13	9M12	YoY
Operating Expenses
Interconnection	907	1,059	1,060	-14.4%	-14.4%	3,061	3,288	-6.9%
Personnel	603	483	734	24.8%	-17.8%	1,868	1,480	26.2%
Materials	60	51	60	17.6%	0.0%	160	110	45.5%
Handset Costs/Other (COGS)	96	121	137	-20.7%	-29.9%	380	335	13.4%
Third-Party Services	2,102	2,161	2,070	-2.7%	1.5%	6,354	6,035	5.3%
Marketing	116	108	210	7.4%	-44.8%	391	367	6.5%
Rent and Insurance	566	477	506	18.7%	11.9%	1,534	1,376	11.5%
Provision for Bad Debts	201	75	323	168.0%	-37.8%	733	438	67.4%
Other Operating Expenses (Revenue), Net	310	315	175	-1.6%	77.1%	646	965	-33.1%

TOTAL	4,960	4,850	5,276	2.3%	-6.0%	15,126	14,395	5.1%

Note: Figures for 9M12 are pro-forma

Third-quarter operating costs and expenses totaled R$5.0 billion, 2.3% up from 3Q12, primarily due to: (i) higher personnel expenses as a result of the ongoing insourcing of certain essential activities and the December 2012 collective bargaining agreement; (ii) higher expenses with rent and insurance; and (iii) increased bad debt.

Compared to the previous quarter, operating costs and expenses declined 6.0% as a result of the reduced provision for bad debt, and the decrease in personnel, marketing and interconnection costs.

Interconnection

Interconnection costs totaled R$907 million in 3Q13, 14.4% down on 3Q12, due to lower mobile costs as a result of the MTR reduction and the settlement agreements with other operators this quarter. In addition, the q-o-q reduction was explained by a lower SMS traffic.

Personnel

Personnel expenses came to R$603 million in 3Q13, 24.8% higher than in 3Q12 due to the December 2012 collective bargaining agreement and the expansion of the workforce as a result of the insourcing of part of Oi’s internal network maintenance operations. In comparison to 2Q13, these expenses decreased 17.8% due to the one-off payment of wage benefits occurred in the previous quarter.

Third Party Services

Expenses with third-party services totaled R$2.1 billion in 3Q13, 2.7% less than in the same period of last year, chiefly due to lower expenses with commissions

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and sales and reduced expenses with consulting, partially offset by the increase in pay TV content acquisitions. This cost with pay TV content acquisitions also explains the q-o-q increase of 1.5%.

Advertising

Advertising expenses totaled R$116 million in 3Q13, 7.4% up year-over-year, essentially reflecting higher expenses from the launch of Oi Galera, advertising campaigns, and sponsorship of Rock in Rio. The 44.8% decline over 2Q13 was due to higher media expenses in the latter quarter due to FIFA’s Confederations Cup, for which Oi was one of the sponsors and the official telecom and IT service provider.

Rent and Insurance

Rent and insurance expenses moved up by 18.7% over 3Q12 to R$566 million, mainly due to (i) contractual readjustments during the period, (ii) increased renting of real estate and higher operational leasing of network infrastructure, both related to the assets previously sold, (iii) settlement agreements with other operators, and (iv) higher expenses with the insourcing of the internal plant, which includes car rental and insurance. The q-o-q growth of 11.9% is also explained by the settlement agreements with other operators and the higher expenses with car rental and insurance, mentioned above.

Provision for Bad Debt

The provision for bad debt climbed by R$126 million in the 12-month comparison, reaching R$201 million in 3Q13, equivalent to 2.8% of net revenue, versus 1.1% in 3Q12 and 4.6% in 2Q13. The y-o-y performance is a reflex of the significant sales growth posted in the recent quarters combined with the deterioration of the macroeconomic scenario.

In comparison with 2Q13, underpinned by the current focus on financial discipline, the Company presented a 37.8% decrease in this line, as the first results of the initiatives to improve the quality of sales and the collection process.

Other Operating (Revenues) Expenses

The Company recorded other net operating expenses of R$310 million in 3Q13, 1.6% down on 3Q12. This result was impacted by a non-recurring operating revenue in the amount of R$173 million, related to the sale of a real estate in Minas Gerais as indemnification following its expropriation by the state government. Considering the recurring expenses, the annual increase was due to the higher provisions for contingencies and lower revenue from late bill payment fees.

The comparison to 2Q13 is explained by the provision reversals of both 2012 profit sharing and losses for labor claims occurred in the previous quarter, and also by provisions for 2013 profit sharing and the real estate sale recorded in this quarter.

11/12/2013	14

EBITDA

Table 3 – EBITDA and EBITDA Margin

	3Q13	3Q12	2Q13	YoY		QoQ		9M13	9M12	YoY
Oi S. A. Pro-Forma
EBITDA (R$ Mn)	2,139	2,190	1,797	-2.3%		19.0%		6,087	6,357	-4.2%
EBITDA Margin (%)	30.1%	31.1%	25.4%	-1.0	p.p.	4.7	p.p.	28.7%	30.6%	-1.9	p.p.

Note: Figures for 9M12 are pro-forma.

EBITDA totaled R$2.1 billion in 3Q13, 2.3% down from the same period last year, due to the increase in operating costs and expenses.

In comparison with the previous quarter, EBITDA moved up by 19.0%, accompanied by a 4.7 p.p. increase in the EBITDA margin to 30.1%. Excluding the non-recurring events of 3Q13 and 2Q13, the recurring EBITDA presented a 20.4% sequential improvement as the early results from the Company’s focus on financial discipline.

Capex

Table 4 – Capex

R $ million	3Q13	3Q12	2Q13	YoY	QoQ	9M13	9M12	YoY
Capex
Network	1,119	1,523	1,144	-26.5%	-2.2%	3,583	3,194	12.2%
IT Services	65	89	88	-27.0%	-26.1%	257	255	0.8%
Others (1)	355	396	274	-10.4%	29.6%	896	1,009	-11.2%

Total	1,540	2,007	1,506	-23.3%	2.3%	4,736	4,458	6.2%

Note:	(1)	Includes the 4G license in 9M12.
	(2)	Figures for 9M12 are pro-forma.

Capital expenditures totaled R$1.5 billion in 3Q13, 23.3% down on 3Q12 due to higher investments in mobile networks and broadband in the third quarter of 2012.

The Company invested R$1.1 billion (72.7% of total capex in the quarter) in the deployment and expansion of the mobile networks (2G, 3G and 4G), the improvement of the wireline network for the broadband service, and in the pay TV platform. IT investments totaled R$65 million, with focus on the improvements of the Company’s systems.

11/12/2013	15

Operational Cash Flow (EBITDA – Capex)

Table 5 – Operational Cash Flow

	3Q13	3Q12	2Q13	YoY	QoQ	9M13	9M12	YoY
Oi S. A. Pro-Forma
EBITDA (R$ Mn)	2,139	2,190	1,797	-2.3%	19.0%	6,087	6,357	-4.2%
Capex (R$ Mn)	1,540	2,007	1,506	-23.3%	2.3%	4,736	4,458	6.2%

Operational Cash Flow (EBITDA - Capex)	599	183	291	227.3%	105.8%	1,351	1,899	-28 .9%

Depreciation / Amortization

Oi S.A. recorded depreciation and amortization expenses of R$1.1 billion in 3Q13, virtually flat in relation to the previous three months and 19.0% up on the same period last year, due to higher investments in recent quarters.

Table 6 – Depreciation and Amortization (Oi S.A. Consolidated)

R$ million	3Q13	3Q12	2Q13	YoY	QoQ	9M13	9M12	YoY
Depreciation and Amortization

Total	1,092	918	1,088	19.0%	0.4%	3,195	2,225	43.6%

Note: Figures for 9M12 refer to two months of results from the former BrT and seven months from Oi S.A.

11/12/2013	16

Financial Results

Table 7 – Financial Results (Oi S.A. Consolidated)

R$ Million	3Q13	3Q12	2Q13	9M13	9M12
Oi S. A. Consolidated
Net Interest (on fin. investments and loans and financing)	-513	-457	-526	-1,514	-1,091
Net FX result (on fin. investments and loans and financing)	-191	-128	-239	-588	-372
Other Financial Income / Expenses	-114	31	-107	-347	-19

Net Financial Income (Expenses)	-818	-554	-871	-2,450	-1,482

Note: Figures for 9M12 refer to two months of results from the former BrT and seven months from Oi S.A.

Oi S.A. reported a net financial expense of R$818 million in 3Q13, 6.1% down from the previous quarter, primarily due to the Real’s greater stability against the Dollar and the Euro associated to a lower exposure to foreign currency in the Company’s debt, which led to a 20% reduction in the net FX result line this quarter. Also, the 2.5% decline in the net interest line was due to reduced expenses from interest linked to IPCA and TJLP, which was partially offset by the Selic rate increase of 150 basis points by the Brazilian Central Bank in the period.

Net Income

Oi S.A. posted net income of R$172 million in 3Q13, R$296 million higher than the previous quarter, reflecting the period increase in net revenue and EBITDA and the improved financial results. The 70.7% reduction over 3Q12 was due to lower EBITDA and higher financial expenses this quarter.

Table 8 – Net Income (Oi S.A. Consolidated)

	3Q13	3Q12	2Q13	YoY	QoQ	9M13	9M12	YoY
Net Income
Net Earnings (R$ Mn)	172	587	-124	-70.7%	n.m.	310	1,378	-77.5%
Net Margin	2.4%	8.3%	-1.8%	-5.9 p.p.	4.2 p.p.	1.5%	7.8%	-6.3 p.p.
Earnings per Share (R$)	0.105	0.358	-0.076	-70.7%	n.m.	0.189	0.840	-77.5%

Note: Figures for 9M12 refer to two months of results from the former BrT and seven months from Oi S.A.

11/12/2013	17

Debt & Liquidity

Table 9 – Debt

R $ million	Sep/13	Sep/12	Jun/13	% GrossDebt
Debt
Short Term	5,115	2,962	4,360	15.0%
Long Term	28,938	28,425	29,222	85.0%

Total Debt	34,053	31,387	33,582	100.0%

In Local Currency	20,682	19,249	20,954	60.7%
In Foreign Currency	14,049	12,545	13,966	41.3%
Swaps	-678	-406	-1,338	-2.0%

(-) Cash	-4,486	-6,905	-3,784	-13.2%

Balance transferred to noncurrent assets for sale (1)	-271	—	-308	-0.8%

(-) Cash	-4,758	-6,905	-4,092	-14.0%
(=) Net Debt	29,295	24,483	29,489	86. 0%

(1)	Refers to cash and cash equivalents of R$192 million and short-term financial investments of R$116 million.

Consolidated gross debt closed 3Q13 at R$34 billion, an increase of 1.4% over the end of the previous quarter. The accrual of debt and the hedge result are being offset by period amortizations. Aditionally, there was no funding operations in the quarter.

At the close of the quarter, 41.3% of gross debt was denominated in foreign currency, although only 0.5% (1.2% in June 2013 and 1.9% in September 2012), equivalent to R$167 million (R$415 million in June 2013 and R$619 million in September 2012), was exposed to exchange rate fluctuations. Oi hedges its foreign-currency debt with derivative instruments (swaps and NDFs) and foreign-currency cash holdings.

The Company continues to pursue a financial strategy designed to improve its debt profile. At the end of 3Q13, the average debt maturity was 4.4 years.

11/12/2013	18

Table 10 – Net Debt Variation

R$ million	3Q13	3Q12	2Q13
Net Debt BoP	29,489	23,535	27,495
EBITDA	2,139	2,190	1,797
(-) Capex	1,540	2,007	1,506

= Operational Cash Flow	599	183	291

(-) Assets in Escrow	170	390	274
(-) Corporate Taxes	121	285	187
(-) Δ Working Capitaltal de Giro	-636	-1,037	1,750
(-) Net Financial Charges	750	493	1,045
(-) Dividends/Interest on Own Capital	0	999	90
(+) Asset Disposals	0	0	1,061
Net Debt EoP	29,295	24,483	29,489

(1)	Capex = economic capex in the period.
(2)	Change in Working Capital includes the difference between economic capex and capex disbursement.

Given the cash balance of R$4.8 billion, net debt closed the third quarter at R$29.3 billion, a sequential reduction of 0.7%. This performance reflects the early impacts of the several initiatives taking in place at the Company aiming at improving the cash flow generation and operational efficiency. As a result, during this quarter the Company recorded (i) increasing EBITDA as a consequence of improved revenues and stronger operational efficiency; (ii) improvement in working capital mainly due to the focus on prepaid and improvements in credit and collecting processes; and (iii) reduction in judicial deposits. It is also worth noting that the Company’s cash balance increased over 2Q13.

The gross debt amortization schedule is as follows:

Table 11 – Gross Debt Amortization Schedule

						2018
(R$ million)	2013	2014	2015	2016	2017	onwards	Total
Schedule for the Amortization of Gross Debt
Local Currency Amortization	989	3,245	1,553	3,643	3,973	7,278	20,682
Foreign Currency Amortization + swap	768	969	1,202	1,094	2,693	6,644	13,371

Gross Debt Amortization	1,758	4,214	2,755	4,738	6,666	13,922	34,053

11/12/2013	19

Table 12 – Breakdown of Gross Debt

R $ million
Breakdown of Gross Debt	3Q13
Int’l Capital Markets	11,275
Local Capital Markets	9,363
ECAs & Int’l Development Banks	4,277
National Development Banks	5,827
Commercial Banks	4,544
Hedge and Borrowing Costs	-1,232
Total Gross Debt	34,053

The Company has credit lines that are already contracted and available for disbursement as shown below:

•	BNDES: credit line linked to capex between 2012 and 2015

•	R$3.4 billion

•	Revolving credit lines with commercial banks:

•	R$1.5 billion

•	ECAs:

•	US$371 million

Asset Disposals

As announced in 2Q13, Oi has entered into several agreements to divest of non-strategic assets since the end of last year. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility and obtain savings, once the Company will acquire the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, these transactions bring savings in terms of capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes. In this sense, the table below shows the operational impact in 2013 EBITDA for each operation already concluded.

11/12/2013	20

It is important to highlight that the cost of these transactions, between 8% and 9% (including costs, expenses, Capex and fiscal effects), is lower than the Company’s average funding costs, which demonstrates Oi’s financial discipline.

The table below shows more details regarding these previously-announced transactions:

Pro-forma Numbers	Mobile Towers	Fixed Towers	Real Estate	Fixed Towers	GlobeNet
Date of Signed Contract	Dec/12	Apr/13	Jul/13	Jul/13	Jul/13

Term of lease (years)	15	20 - 40	—	20 - 40	13

Quantity	1.208	4.226	1	2.113	—

Status	OK	OK	OK	Waiting for regulatory approvals	Waiting for regulatory approvals

Total value of the transaction (R$ million)	516	1.087	210¹	687	1,746²

Non -recurring impact of the sale on EBITDA (R$ million)	200	n.m.	173	n.m.	1,239³

Operational impact in 3Q13 EBITDA (R$ million)	11	6	0	—	—

Operational impact in 9M13 EBITDA (R$ million)	34	6	0	—	—

1	-	Cash-in still pending
2	-	Reference values (contracted in USD) - Exchange rate of R$2.267
3	-	Considering current book value•

The chart above reflects the current view of management and is subject to various risks and uncertainties, including economic, regulatory and anti-trust factors. Any changes to these assumptions or factors may lead to practical results different from current expectations.

11/12/2013	21

Oi S.A. Consolidated

Income Statement - R$ million	3Q13	3Q12	2Q13	9M13	9M12
Net Operating Revenue	7,099. 1	7,040. 6	7,073. 1	21,213. 3	17,779. 3
Operating Expenses	-4,960.0	-4,850.3	-5,276.2	-15,126.4	-12,284.5
Cost of Services Provided	-1,847.9	-1,622.9	-1,776.9	-5,329.5	-3,928.3
Cost of Goods Sold	-95.6	-121.1	-137.3	-380.3	-300.2
Interconnection Costs	-906.8	-1,059.1	-1,060.3	-3,061.0	-2,789.0
Selling Expenses	-1,357.0	-1,280.4	-1,540.8	-4,262.8	-3,327.5
General and Administrative Expenses	-723.7	-710.4	-775.2	-2,197.4	-1,798.8
Other Operting (Expenses) Revenue, net	-29.1	-56.4	14.3	104.5	-140.6
EBITDA	2,139. 0	2,190. 3	1,796. 9	6,086. 9	5,494. 8
Margin %	30.1%	31.1%	25.4%	28.7%	30.9%
Depreciation and Amortization	-1,091.8	-917.9	-1,087.8	-3,195.2	-2,224.7

EBIT	1,047.2	1,272.4	709.1	2,891.7	3,270.1

Financial Expenses	-1,055.6	-997.0	-1,238.1	-3,329.4	-3,442.5
Financial Income	237.5	443.4	366.9	879.8	1,960.4

Income Before Tax and Social Contribution	229.2	718.8	-162.2	442.1	1,788.0

Income Tax and Social Contribution	-56.9	-131.9	37.9	-131.7	-409.8
Net Income	172.3	586.9	-124.2	310.4	1,378.2
Margin %	30.1%	31.1%	25.4%	28.7%	30.9%

Outstanding Shares Thousand (ex-treasury)	1,640,028	1,640,028	1,640,028	1,640,028	1,640,028
Earnings per share (R$)	0.1050	0.3579	-0.0757	0.1892	0.8404

11/12/2013	22

Oi S.A. Consolidated

Balance Sheet - R$ million	Sep -13	Sep -12	Jun -13
TOTAL ASSETS	68,711	66,839	68,015
Current	16,758	19,940	17,257

Cash and cash equivalents	3,130	4,608	2,442
Financial investments	386	1,333	501
Derivatives	161	876	524
Accounts Receivable	6,984	6,466	7,023
Inventories	416	426	381
Recoverable Taxes	719	1,228	586
Other Taxes	1,535	1,545	1,456
Assets in Escrow	1,382	2,197	2,107
Non-Current assets for sale	858	0	834
Other Current Assets	1,188	1,261	1,404

Non-Current Assets	51,953	46,899	50,758

Long Term	23,416	20,538	22,494
Recoverable and Deferred Taxes	8,676	8,700	8,944
Other Taxes	969	705	852
Financial investments	70	63	68
Assets in Escrow	10,815	9,422	10,008
Derivatives	1,427	175	1,322
Financial Assets Available for Sale	901	900	773
Other	558	573	528
Investments	178	79	175
Property Plant and Equipment	24,293	22,150	23,856
Intagible Assets	4,066	4,132	4,232

Balance Sheet - R$ million	Sep -13	Sep -12	Jun -13
TOTAL LIABILITIES	68,711	66,839	68,015
Current	16,249	16,374	16,910

Suppliers	3,976	4,695	4,202
Loans and Financing	4,545	3,350	4,517
Financial Instruments	731	489	367
Payroll and Related Accruals	690	705	573
Provisions	1,064	1,568	1,521
Pension Fund Provision	166	124	148
Payable Taxes	334	994	318
Other Taxes	2,188	1,864	2,153
Dividends Payable	689	272	189
Authorizations and Concessions Payable	506	1,032	471
Liabilities to non-current assets for sale	338	0	288
Other Accounts Payable	1,023	1,283	2,163

Non-Current Liabilities	42,140	39,113	40,461

Loans and Financing	30,186	28,444	30,403
Financial Instruments	179	156	141
Other Taxes	2,515	2,160	2,382
Contingency Provisions	4,974	5,144	4,561
Pension Fund Provision	643	446	643
Outstanding authorizations	913	1,080	913
Other Accounts Payable	2,730	1,682	1,418

Shareholders’ Equity	10,322	11,352	10,645

Controlling Interest	10,322	11,307	10,645
Minority Interest	0	45	0

11/12/2013	23

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

11/12/2013	24

Oi Signs Memorandum of Understanding for the Merger of Activities with Portugal Telecom

On October 2, 2013, Oi released a Material Fact stating that Oi, Portugal Telecom SGPS S.A. (“Portugal Telecom”), AG Telecom Participações S.A. (“AG”), LF Tel. S.A. (“LF”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil”), Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“OnGoing”) had signed a memorandum of understanding with the aim of establishing the basis and principles that will govern the negotiations for a potential transaction involving Portugal Telecom, Oi and some of their controlling shareholders for the formation of a company (“CorpCo”), in order to consolidate the industrial alliance between Oi and Portugal Telecom.

CorpCo, which may be Telemar Participaçõs S.A. (“TelPart”) or another company established for this purpose, will unite the shareholders of Oi, Portugal Telecom and TelPart and combine the businesses and operations carried out by Oi in Brazil and Portugal Telecom in Portugal and Africa. Bringing together the businesses of Portugal Telecom and Oi will result in the creation of a leading telecommunications operator, covering a population of approximately 260 million people, with approximately 100 million customers. The transaction will consolidate the leadership positions held by the two companies in the Brazilian and Portuguese markets. The combination of the two groups is aimed at achieving significant economies of scale, maximizing operational synergies and creating value for their shareholders, customers and employees.

The various steps envisaged in the transaction are conditioned upon each other, with the principal steps including:

(a) A capital increase for Oi of at least R$13.1 billion, with the goal of reaching R$14.1 billion, to be carried out through the public issuance of common and preferred Oi shares, of which at least R$7.0 billion will be paid in cash, with a goal of reaching R$8.0 billion, and approximately R$6.1 billion will be paid by Portugal Telecom, at the same price per share, through the contribution of Portugal Telecom assets;

(b) Capitalization of AG Tel, LF Tel and TelPart with the funds needed to pay off their existing debts;

(c) An exchange of the shares held by Portugal Telecom in CTX and Contax for shares of AG Tel and LF Tel, which at that date will only hold shares of Oi and TelPart;

(d) The merger of PASA into AG and EDSP75 into LF, and the subsequent merger of AG, LF and Bratel Brasil into TelPart. After this step, TelPart will only hold shares of Oi, directly or through Valverde Participações S.A., and will not have any debt or will have the cash or cash equivalents needed to pay its debts;

(e) Listing of the CorpCo shares on the Novo Mercado segment of the BM&FBOVESPA and the termination of the shareholder agreements of AG, LF and TelPart;

11/12/2013	25

(f) Merger of Oi’s shares into CorpCo, turning Oi into a wholly-owned subsidiary of CorpCo. Each Oi common share will be exchanged for a CorpCo share and each Oi preferred share will be exchanged for 0.9211 shares of CorpCo. The proposed exchange ratios were determined based on the parameter of the market price of Oi’s common and preferred shares over a period of 30 days and the participation, direct or indirect, that the companies involved in the transaction have in Oi, given that these companies will not have assets or liabilities, or they will have sufficient cash or cash equivalents to fully repay their debts;

(g) Merger of Portugal Telecom into CorpCo. At the time of its merger into CorpCo, beyond the CorpCo shares that it holds, Portugal Telecom will not have any material liabilities or assets, or it will have the cash or cash equivalents needed to fully repay its debt;

(h) As a result of the steps cited above, the shareholders of Portugal Telecom will receive a quantity of CorpCo shares equivalent to the number of CorpCo shares held by Portugal Telecom immediately prior to the merger cited in the previous item.

Upon completion of the transaction, the CorpCo shares will be admitted for trading on the Novo Mercado segment of the BM&FBOVESPA, as well as on the NYSE Euronext and NYSE.

CorpCo will focus on operational excellence. A clear action plan has been prepared that is aimed at integrating the areas with potential for improvements in efficiency, including the identification of teams to capture synergies and respond to the current operational challenges.

Taking into account the financial data reported by Portugal Telecom and Oi for fiscal year 2012, the pro-forma revenue of CorpCo would reach R$37.5 billion, with an EBITDA of R$12.8 billion and an operating cash flow of R$4.2 billion. Given Oi’s estimated capital increase of R$8.0 billion, calculated on a pro-forma basis, CorpCo’s net debt on June 30, 2013 would have been R$41.2 billion.

More information may be found at:

Material Fact:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=182516

Presentation and Conference Call:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=182520

Q&A:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=44126&conta=44&id=182634

Notice to the Market:

–  07/Oct/13: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=182704

11/12/2013	26

–   25/Oct/13: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=183652

–  25/Oct/13: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=183651

–  07/Nov/13: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=184191

Dividend Payments

The September 18, 2013 meeting of Oi’s Board of Directors approved the payment of R$500 million in interim dividends, equivalent to R$0.304872909998 per common and preferred share, to the profit reserves account, which will be imputed to the mandatory dividend for fiscal year 2013.

The payment was made on October 11, 2013, based on the shareholding position on September 27, 2013; therefore, as of September 30, 2013, inclusive, all of the shares were traded ex-dividend.

More information may be found at:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43098&conta=44&id=181728

Dow Jones Sustainability Index

Oi has been included in the New York Stock Exchange’s Dow Jones Sustainability Index (DJSI), which brings together companies with the best sustainability practices from around the world. The index is revised annually, based on questionnaires completed by the companies, and on public information available through their annual reports and investor relations websites. The top 10% of the participating companies, with the best performance in each of the sectors evaluated, are listed. Within the Emerging Markets category, Oi was the only Telecom Company in Brazil to be included in this year’s index.

Oi’s inclusion in the index reflects the Company’s commitment to corporate governance and sustainability and increases the Company’s responsibility to improve its performance and provide new results. The companies included in this index are classified as those most capable of creating value for shareholders, over the long term, by managing the risks associated with economic, environmental and social factors. The DJSI is one of the most important references for fund management institutions, which use the index as a basis for investment decisions.

11/12/2013	27

Risk Rating from Fitch

On August 16, 2013 Oi announced that Fitch had revised the credit rating assigned to the Company, reducing the long-term rating from BBB to BBB-. The outlook remains negative.

Oi launches new Oi SmartCloud solutions in partnership with Portugal Telecom

Oi presented the corporate and SME market with the second phase of its launch of cloud-based services, reinforcing its strategy of helping customers, increasing revenue and reducing costs through the innovative use of technology. In partnership with Portugal Telecom, the Company is launching four new major service groups through Oi SmartCloud – Collaborative Solutions, Business Applications, Mobility and Security.

•	Collaborative Solutions – Online Presence: Hosting platform, email platform, domain registration and SharePoint (a collaborative tool that provides employees with access to company documents).

•	Business Applications – SAP HANA: an in-memory computing platform that provides speed to run applications and analyze data for rapid decision-making. Allows large amounts of data to be processed at a low cost.

•	Mobility – Oi Gestão Mobilidade: a one-stop solution for Mobile Device Management (MDM), Mobile Content Management (MCM) and Mobile Application Management (MAM) for companies. The customer only pays for the required resources, on a payment-per-device model, which is fully adapted to the needs of the business.

•	Security – Anti Spam: centralized filtering solution for corporate email that provides protection against spam, virus and phishing problems. Emails considered malicious are blocked while still in the cloud, avoiding costs associated with links and disk space, and the filters can be managed by the user. It provides the email traffic reports that are essential to managing corporate email systems and can be contracted regardless of the customer’s provider and email service.

The new solutions will operate through Oi’s and Portugal Telecom’s international network of data centers, including the recently opened center in Covilhã, which is one of the largest in the world. Oi’s strategy is to add synergies with Portugal Telecom and use its expertise in cloud-based services to provide benefits to customers, ensuring the high availability and scalability of solutions, as well as reduced costs.

Given that the services operate in the cloud, companies are able to quickly and easily request additional resources through the Oi SmartCloud website, and pay

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only for the services used, particularly during periods of high demand. In addition, Oi ensures 99.9% availability of these services, eliminating potential risks to customer businesses.

Launch of Oi Galera

On September 10, 2013, Oi launched a new strategy focused on the youth market, featuring the Oi Galera offering. The initiative centers on a product based on the use of mobile Internet services, apps and SMS text messaging, directed towards an audience between the ages of 18 and 25 whose values, perceptions and consumption patterns are linked to online connectivity and the sharing of experience. Oi Galera is the only plan that offers voice, data, SMS text messaging, music and access to the largest Wi-Fi network in Brazil, at a price of just R$0.99 per day of use.

To promote the plan and attract new customers, Oi conducted several field campaigns featuring the distribution of SIM cards. Young people who sign up can use a Facebook app to invite their friends to join. At this initial stage, no SIM cards will be available for sale in stores.

Anatel Approves Transaction for Leasing of Towers

Signed on April 19, 2013, between Oi S.A. and Telemar Norte Leste S.A. with BR Towers SPE 3 S.A., for which the Company received R$502 million, the assignment of the rights for commercial exploitation and the use of the infrastructure and areas of approximately 2,100 towers and fixed operations areas has received the necessary regulatory approval and the transaction was completed on August 22, 2013.

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CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (2)	Free -Float
Common	599,008,629	84,250,695	290,549,788	62,293,273	161,914,873
Preferred	1,198,077,775	72,808,066	18,289,917	424,222,916	682,756,876
Total	1,797,086,404	157,058,761	308,839,705	486,516,189	844,671,749

Note:	(1)	Price on September 30, 2013.
	(2)	AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

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Portuguese
Date:		Wednesday, November 13, 2013 09:00 a.m. (Brasília) / 06:00 a.m. (NY) / 11:00 a.m. (Portugal / UK)

Access:	Phone:	+55 (11) 3127-4971

+55 (11) 3728-5971

	Code:	Oi

	Replay:	+55 (11) 3127-4999

Available until 11/19/2013

	Code:	27729986

Webcast:	Click here

English
Date:		Wednesday, November 13, 2013 11:00 a.m. (Brasília) / 08:00 a.m. (NY) / 01:00 p.m. (Portugal / UK)

Access:	Phone:	1-877-317-6776 (USA)

1-412-317-6776 (other countries)

	Code:	Oi

	Replay:	1-877-344-7529 (USA)

1-412-317-0088 (other countries)

Available until 11/20/2013

	Code:	10034827

Webcast:	Click here

11/12/2013	31

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of September 30, 2013. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

Following approval of the corporate restructuring on February 27, 2012, the shareholders of Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and Telemar Norte Leste S.A. (TMAR) became shareholders of Oi S.A., TNL’s and Coari’s shares were extinguished and TMAR became a wholly-owned subsidiary of Oi S.A. The results presented herein refer to Oi S.A. (the remaining company and new name of Brasil Telecom S.A.) for the period ended September 30, 2013. However, in order to provide a clearer understanding of the Company’s performance, we have prepared pro forma consolidated results for the first nine months of 2012, which are equivalent to operating figures, revenue, costs and expenses (EBITDA), and investments of TNL, as if the mergers had taken place on January 1, 2012.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period in the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements. Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

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This communication contains information related to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between TmarPart and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into TmarPart.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between TmarPart and Oi and the proposed merger of Portugal Telecom with and into TmarPart, TmarPart plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart, Oi or Portugal Telecom, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ

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materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart, Oi or Portugal Telecom make on related subjects in reports and communications TmarPart, Oi or Portugal Telecom file with the SEC.

Oi – Investor Relations
Bayard Gontijo	55 (21) 3131-2183	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Cristiano Grangeiro	55 (21) 3131-1629	cristiano.grangeiro@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Rodrigo Faria	55 (21) 3131-2871	rodrigo.faria@oi.net.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer